August 23, 2024

VIA EDGAR

David P. Mathews
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    New Age Alpha Variable Funds Trust (the “Trust”) File Nos. 333-277580; 811-23944

Dear Mr. Mathews,

On June 20, 2024, the Trust filed the above-referenced registration statement on Form N-1A (the “Registration Statement”) for the NAA All Cap Value Series, NAA Large Cap Value Series, NAA Large Core Series, NAA Large Growth Series, NAA Mid Growth Series, NAA Small Cap Value Series, NAA Small Growth Series, NAA Smid-Cap Value Series, and NAA World Equity Income Series (each a “Fund” and, collectively, the “Funds”). On August 14, 2024, you provided oral comments regarding the Registration Statement. This correspondence filing responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

GENERAL COMMENTS

Fees and Expenses

1.	Comment: In correspondence, please describe how other expenses were reasonably estimated for the Fund, taking into account the expenses for the Predecessor Funds’ (as defined in the prospectus) most recent fiscal year, and describe what adjustments were made for the Funds’ expenses as compared to expenses of the Predecessor Fund.

Response: Other expenses for each Fund were reasonably estimated by considering the actual expenses incurred by the respective Predecessor Funds during their most recent fiscal year. In making these estimations, the expenses of the Predecessor Funds were closely analyzed, with adjustments made to account for any differences in the operational structure, asset size, and management strategies of the new Funds compared to the Predecessor Funds. Specifically, adjustments were made to reflect changes in scale, such as economies of scale that could reduce certain expenses, as well as potential increases in costs due to any enhancements in the Funds’ services or investment strategies. Adjustments were also made to reflect the changes in fees charged by the service providers to the Funds as compared to the service providers to the Predecessor Funds. These adjustments ensure that the estimated expenses accurately reflect the anticipated costs for each Fund in its current form.

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Portfolio Turnover

2.	Comment: Please provide the portfolio turnover rate for the Predecessor Fund’s most recent fiscal year.

Response: The Funds have provided the portfolio turnover rate for each Predecessor Fund’s most recent fiscal year.

Principal Investment Strategies

3.	Comment: Please briefly define either in the summary or in the statutory prospectus what convertible securities are and the various types of convertibles in which the Fund may invest. Also, if the Fund expects to invest in contingent convertible securities (known as CoCos), consider including a description of their characteristics, conversion features, and risks.

Response: The Trust has added the following definition of the convertible securities in the summary prospectus for each applicable Fund.

“Convertible securities are hybrid financial instruments that typically consist of bonds, debentures, or preferred shares that can be converted into a specified number of common or preferred shares of the issuing company, typically at the option of the security holder.”

The Funds do not expect to invest in contingent convertible securities.

4.	Comment: For each series pursuing an investment strategy that may include investments in other mutual funds, exchange-traded funds (“ETFs”), or private funds, please confirm in correspondence that the acquired fund fees and expenses (“AFFE”) are expected to be less than 0.01% for each such series. Or if not, please include a line item in the expense table for the AFFE.

In addition, in the disclosure for each series, clarify whether other mutual funds and ETFs invested in by the Funds will also pursue a strategy similar to that pursued by the Fund. Include in the description of the adviser’s selection process how such funds and ETFs will be selected.

Response: Each Fund confirms that it expects AFFE to be less than 0.01% during its first fiscal year.

The Trust has clarified in the disclosure that the mutual funds and ETFs selected for each Fund will pursue strategies similar to those of the Fund. The adviser’s selection process will prioritize liquidity and size, ensuring these investments align with and support the Fund’s overall strategy.

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5.	Comment: For any series that invests in fixed-income securities, please clarify in the summary description of strategies what ratings qualify as investment grade, in addition to the descriptions provided in the Statement of Additional Information.

Response: For each Fund that invests in fixed-income securities, the Trust has revised the disclosure to clarify that the Fund will invest in both investment-grade and high-yield fixed-income securities. Investment-grade securities are defined as those rated BBB- or higher by Standard & Poor’s Ratings Services, Baa3 or higher by Moody’s Investors Service, Inc., or an equivalent rating by another nationally recognized statistical rating organization. High-yield securities, often referred to as “below investment grade,” include those rated below BBB- or Baa3.

6.	Comment: Please qualify the following and any similar statements regarding the results of the adviser’s application of its proprietary strategies, “…the Adviser avoids the most likely overpriced securities and invests in the most likely underpriced securities”, such as adding the adviser “seeks” or “strives” to avoid.

Response: The Trust has revised the disclosure to clarify that “the Adviser seeks to avoid the most likely overpriced securities and invest in the most likely underpriced securities…”.

(Emphasis added.)

Performance Summary

7.	Comment: Please indicate whether the investment restrictions of a Predecessor Fund were substantially similar to the Fund’s investment restrictions and also note any differences in investment adviser and portfolio management team as reasons for why performance of the Fund may differ from that of the Predecessor Fund before the reorganization.

Response: The Trust has revised the disclosure to address the comment.

8.	Comment: On the performance bar charts, please specify what class of shares are indicated in the chart.

Response: Not applicable since the Funds do not offer share classes.

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PROSPECTUS

NAA ALL CAP VALUE SERIES

Principal Investment Strategies, pages 1-2

9.	Comment: Please clarify the definitions of large-cap, mid-cap, and small-cap to include a specific range in dollar amounts of capitalization or companies falling into these categories, as defined by the Fund.

Response: The Fund has clarified its definitions of large-cap, mid-cap, and small-cap companies to include specific ranges in dollar amounts of market capitalization, as referenced by established market indices. Specifically, large-cap companies are defined as those with market capitalizations generally falling within the range of the S&P 500® Index. The capitalization range of the S&P 500® Index is between $5.4 billion and $3.4 trillion as of July 31, 2024. Mid-cap companies are defined as those with market capitalizations generally within the range of the S&P MidCap 400® Index. The capitalization range of the S&P MidCap 400® Index is between $1.3 billion and $20.8 billion as of July 31, 2024. Small-cap companies are defined as those with market capitalizations generally within the range of the S&P SmallCap 600® Index. The capitalization range of the S&P SmallCap 600® Index is between $150 million and $8.4 billion as of July 31, 2024. These indices provide a clear and widely recognized basis for categorizing companies by market capitalization, ensuring that the Fund’s definitions align with established standards.

NAA LARGE CORE SERIES

Principal Investment Strategies, page 11-12

10.	Comment: Briefly describe in the summary what is meant by value and growth investing styles, as these are the two elements of core, which is in the name of the Fund. Describe how they balance with each other.

Response: The Fund has added the description to address the comment.

Principal Risks, page 12

11.	Comment: Consider adding risk factors specific to growth and value investing styles.

Response: The Fund has added the risk factors specific to growth and value investing styles.

NAA MID GROWTH SERIES

Principal Investment Strategies, pages 21-22

12.	Comment: Please clarify the definition of mid-cap and small-cap to include a specific range in dollar amounts of capitalization or companies falling into these categories, as defined by the Fund.

Response: The Fund has updated its definition of mid-capitalization to include specific ranges in dollar amounts of market capitalization, as referenced by an established market index. Specifically, mid-capitalization is companies with market capitalizations generally within the range of the S&P MidCap 400® Index. The capitalization range of the S&P MidCap 400® Index is between $1.3 billion and $20.8 billion as of July 31, 2024. This index provides a clear and widely recognized basis for categorizing companies by market capitalization, ensuring that the Fund’s definition aligns with established standards.

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NAA SMALL CAP VALUE SERIES

Principal Investment Strategies, pages 26-27

13.	Comment: Please clarify the definition of small-cap to include a specific range in dollar amounts of capitalization or companies falling into these categories, as defined by the Fund.

Response: The Fund has clarified its definition of small-cap companies to include specific ranges in dollar amounts of market capitalization, as referenced by an established market index. Specifically, small-cap companies are defined as those with market capitalizations generally within the range of the S&P SmallCap 600® Index. The capitalization range of the S&P SmallCap 600® Index is between $150 million and $8.4 billion as of July 31, 2024. This index provides a clear and widely recognized basis for categorizing companies by market capitalization, ensuring that the Fund’s definition aligns with established standards.

NAA SMALL GROWTH SERIES

Principal Investment Strategies, pages 31-32

14.	Comment: Please clarify the definition of small-cap to include a specific range in dollar amounts of capitalization or companies falling into these categories, as defined by the Fund.

Response: The Fund has clarified its definition of small-cap companies to include specific ranges in dollar amounts of market capitalization, as referenced by an established market index. Specifically, small-cap companies are defined as those with market capitalizations generally within the range of the S&P SmallCap 600® Index. The capitalization range of the S&P SmallCap 600® Index is between $150 million and $8.4 billion as of July 31, 2024. This index provides a clear and widely recognized basis for categorizing companies by market capitalization, ensuring that the Fund’s definition aligns with established standards.

NAA SMID-CAP VALUE SERIES

Principal Investment Strategies, pages 36-37

15.	Comment: Please clarify the definitions of mid-cap and small-cap to include a specific range in dollar amounts of capitalization or companies falling into these categories, as defined by the Fund.

Response: The Fund has clarified its definitions of mid-cap, and small-cap companies to include specific ranges in dollar amounts of market capitalization, as referenced by established market indices. Mid-cap companies are defined as those with market capitalizations generally within the range of the S&P MidCap 400® Index. The capitalization range of the S&P MidCap 400® Index is between $1.3 billion and $20.8 billion as of July 31, 2024. Small-cap companies are defined as those with market capitalizations generally within the range of the S&P SmallCap 600® Index. The capitalization range of the S&P SmallCap 600® Index is between $150 million and $8.4 billion as of July 31, 2024. These indices provide a clear and widely recognized basis for categorizing companies by market capitalization, ensuring that the Fund’s definitions align with established standards.

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NAA WORLD EQUITY INCOME SERIES

Principal Investment Strategies, pages 41-42

16.	Comment: With respect to holding up to 20% of non-equity securities, please briefly identify and describe the non-equity securities that may comprise the 20% and ensure the related risks are include in Principal Risks.

Response: The Fund has clarified that 20% of its assets not invested in equity securities may include both investment-grade and high-yield fixed-income securities. The associated risks, such as credit risk, interest rate risk, and high-yield bond risk, have been included among the Principal Risk factors in the disclosure.

PORTFOLIO MANAGERS, page 59

17.	Comment: Please disclose the consequences or impact on the other Funds if shareholders do not approve the reorganization of the Risk Managed Real Estate Fund.

Response: The Fund has revised the disclosure to clarify that if shareholders of the Guggenheim Risk Managed Real Estate Fund do not approve the reorganization, but shareholders of the other Funds do, Dr. Hurmeydan may not join the adviser’s portfolio management team. In this scenario, the Funds would update their Prospectuses and Statements of Additional Information to reflect any resulting changes.

STATEMENT OF ADDITIONAL INFORMATION

Regulation of Derivatives and Certain Other Transactions, page 5

1.	Comment: With respect to each Fund that is not a limited derivatives user, explain in correspondence how each Fund intends to comply with the leverage requirements of Rule 18f-4 and also in correspondence, describe which designated reference portfolio each such Fund intends to use for compliance with Rule 18f-4 and how the derivatives risk manager determined that each such reference portfolio was appropriate for the Fund.

Response: Not applicable as each Fund is expected to be a limited derivatives user.

Fundamental Restrictions, page 14

2.	Comment: Please describe in the disclosure how each Fund that invests in derivatives will address investment in derivatives for determining compliance with its concentration policy for each Fund that invests in derivatives to achieve its investment objectives.

Response: The Trust has revised the disclosure to explain that “each Fund that invests in derivatives to achieve its investment objective will assess such when determining compliance with its concentration policy by considering the economic exposure created by such derivatives. Specifically, when a Fund utilizes derivatives to achieve its investment objectives, it will treat the underlying asset, asset class, or reference entity of the derivative as if it were held directly by the Fund for purposes of determining compliance with its concentration policy. This approach ensures that the Fund’s investments, whether direct or through derivatives, remain consistent with the stated concentration policy, thereby reflecting the Fund’s intended exposure to specific industries or sectors.”

If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC

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6224 Turpin Hills Drive     |     Cincinnati, OH 45244-3557     |     fintechlegal.io     |     (513) 991-8472